UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 6)

                                  PremiumWear, Inc.
                     (formerly known as Munsingwear, Inc.)
                                  (Name of Issuer)

                        Common Stock, par value $0.01 per share
                              (Title of Class of Securities)

                                         62632010
                                      (CUSIP Number)

                                      Arnold M. Amster
                                      767 Fifth Avenue
                                  New York, New York 10153
                                       (212) 664-4500
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                       February 5, 1997

          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is
the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (continued on the following pages)

                                (Page 1 of 11 pages)
SCHEDULE 13D
CUSIP No. 62632010
Page 2 of 11

1     NAME OF REPORTING PERSONS
Arnold M. Amster
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Intentionally Omitted

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)

            (b)
3     SEC USE ONLY

4     SOURCE OF FUNDS*
    PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT             TO
ITEMS 2(D) OR 2(E)


6     CITIZENSHIP OR PLACE OF ORGANIZATION
    United States


NUMBER OF                 7     SOLE VOTING POWER
     26,000
SHARES
BENEFICIALLY              8     SHARED VOTING POWER

                                      146,500
OWNED BY
EACH                      9     SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                             26,000

                          10    SHARED DISPOSITIVE POWER

                                       146,500

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

    146,500

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.07%

14    TYPE OF REPORTING PERSON*

        IN

SCHEDULE 13D
CUSIP No. 6232010
Page 3 of 11

1     NAME OF REPORTING PERSONS

      Peggy J. Amster

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Intentionally Omitted

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)

            (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF          7      SOLE VOTING POWER
SHARES
BENEFICIALLY                      7,800
OWNED BY
EACH               8      SHARED VOTING POWER
REPORTING
PERSON
WITH                                0

                   9      SOLE DISPOSITIVE POWER

                                   7,800

                  10     SHARED DISPOSITIVE POWER

                                      0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

       7,800

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .38%

14    TYPE OF REPORTING PERSON*

         IN


SCHEDULE 13D
CUSIP No. 62632010
Page 4 of 11

1     NAME OF REPORTING PERSONS

      Peggy J. Amster, as
      custodian for Wendy Amster

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Intentionally Omitted

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)

            (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*

           PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF          7      SOLE VOTING POWER
SHARES                          0
BENEFICIALLY
                   8      SHARED VOTING POWER

                               0
OWNED BY
EACH               9      SOLE DISPOSITIVE POWER

                               0
REPORTING
PERSON WITH        10     SHARED DISPOSITIVE POWER

                               0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

            0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .0%

14    TYPE OF REPORTING PERSON*

        IN

SCHEDULE 13D
CUSIP No. 62632010
Page 5 of 11

1     NAME OF REPORTING PERSONS

Robert M. Boyar

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

Intentionally Omitted

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)

            (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*
        PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)


6     CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF          7      SOLE VOTING POWER

                             6,900
SHARES
BENEFICIALLY       8      SHARED VOTING POWER

                               0
OWNED BY
EACH               9      SOLE DISPOSITIVE POWER

                              6,900
REPORTING
PERSON WITH        10     SHARED DISPOSITIVE POWER

                                0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

       6,900

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .33%

14    TYPE OF REPORTING PERSON*

       IN

SCHEDULE 13D
CUSIP No. 62632010
Page 6 of 11

1     NAME OF REPORTING PERSONS

      Flex Holding Corp.

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Intentionally Omitted

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)

            (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF          7      SOLE VOTING POWER

                              112,300
SHARES
BENEFICIALLY       8      SHARED VOTING POWER

                                 0
OWNED BY
EACH               9      SOLE DISPOSITIVE POWER

                              112,300
REPORTING
PERSON WITH        10     SHARED DISPOSITIVE POWER

                                 0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

    112,300

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.40%

14    TYPE OF REPORTING PERSON*

      CO

Page 7 of 11

         This Amendment No. 6 amends and supplements the statement of Schedule 13D dated
March 28, 1995, as amended, filed by Arnold M. Amster, Peggy J. Amster, custodian for Wendy
Amster, Peggy Amster Trust, Linda Preuss Trust, Flex Holding Corp., and Robert M. Boyar relating to the shares of Common Stock of the Issuer. Any terms not defined herein shall have the meaning ascribed to them in the statement on Schedule 13D dated March 28, 1995.

Item 3.    Source and Amount of Funds or Other Consideration

      The response to Item 3 is hereby amended by deleting the entire text thereof and inserting the following in lieu thereof.

      The source and amount of funds (excluding commissions) used by each of the Reporting
Persons to acquire the shares of the Common Stock reported in
Item 5 below was as follows:

Name                   Amount               Source of Funds

Arnold M. Amster     $331,441.06            personal funds*
Peggy J. Amster      $23,014.00             personal funds*
Peggy J. Amster,
  as custodian for
  Wendy Amster       $0                     personal funds
Robert M. Boyar      $54,599.00             personal funds
Flex Holding Corp.   $826,587.50            working capital*


*  The shares of Common Stock owned by Arnold M. Amster, Peggy
   J. Amster, and Flex Holding Corp. were purchased in their respective brokerage margin accounts on customary margin terms.


Item 5.   Interest in Securities of the Issuer

    (a) The response to Item 5(a) is hereby amended by deleting the entire text thereof and inserting the following in lieu thereof.

     The ownership by the Reporting Persons of shares of Common
Stock and the percentage
of the outstanding shares of Common Stock represented thereby is as follows:


Name              Number of Shares             Percentage

Arnold M. Amster     26,000(1)                  7.07%(1)
Peggy J. Amster       7,800                      .38%
Peggy J. Amster,
  as custodian for
  Wendy Amster            0                     0%
Robert M. Boyar        6,900                     .33%
Flex Holding Corp.   112,300                    5.04%

(1)   Excludes shares of Common Stock owned by the other
Reporting Persons.  Arnold M. Amster
shares voting and dispositive power with respect to the shares of
Common Stock owned by:

Peggy J. Amster; Peggy J. Amster, as custodian for Wendy Amster; and Flex Holding Corp. Accordingly,
Arnold M. Amster may be deemed to be the beneficial owner of all of the 146,900 shares owned by the Reporting Persons (other than Robert M. Boyar), representing 5.04% of the outstanding shares of Common Stock. Arnold M. Amster disclaims beneficial ownership of any of the shares of Common Stock owned by the other Reporting Persons.

Page 9 of 11

      (c) The response to Item 5(c) is hereby amended by deleting the entire text thereof and inserting the following in lieu thereof.

       Set forth below is certain information concerning all transactions in the Common Stock in which the Reporting Persons have engaged during the past 60 days:

Name of                            Number              Price
Reporting                            of     Bought/     per
  Person                   Date    Shares    Sold      Share

Arnold M. Amster         10/28/96  1,000  Sold          $9.83
                         10/31/96  1,000  Sold          $9.38
                         10/31/96  9,200  Sold          $9.38
                         11/14/96    800  Sold          $9.00
                         11/19/96  1,000  Sold          $9.00
                         11/20/96    500  Sold          $9.13
                         11/26/96    800  Sold          $9.13
                         12/13/96  1,000  Buy           $9.00
                         12/30/96  2,000  Buy           $9.13
                         12/30/96    900  Buy           $9.25
                           1/7/97  1,000  Buy           $9.13
                          1/21/97  1,800  Buy           $9.13
                          2/3/97   1,400  Buy           $9.00
                          2/3/97   1,000  Buy           $9.13
                          2/4/97     600  Buy           $9.25

Peggy J. Amster          10/25/96  1,000  Sold          $9.75
                         10/25/96  2,000  Sold          $9.63
                         10/29/96  1,200  Sold          $9.50
                         11/12/96  2,000  Sold          $9.00
                         11/18/96    800  Sold          $9.00
                         12/10/96  1,000  Buy           $9.00
                          1/13/97  1,000  Buy           $9.00
Peggy J. Amster, as
custodian for
Wandy Amster             11/18/96    300  Sold          $8.88
                         11/19/96    100  Sold          $8.88
                         11/22/96    100  Sold          $9.00
                         11/25/96  1,000  Sold          $9.00
                         11/26/96  2,100  Sold          $8.88
                         12/04/96  1,000  Sold          $8.50
                         12/10/96    600  Buy           $9.00
                          1/13/97  1,000  Buy           $9.00
                          1/14/97    500  Buy           $9.13
                          1/16/97    300  Buy           $9.13
                          1/21/97  1,100  Buy           $9.13
                          1/21/97  1,100  Buy           $9.13
                          2/4/97     500  Buy           $9.35
                          2/4/97   3,500  Buy           $9.13
                          2/4/97   1,700  Buy           $9.13

Name of                            Number              Price
Reporting                            of     Bought/     per
  Person                   Date    Shares    Sold      Share


Flex Holding Corp.       10/31/96  9,200  Buy           $9.38
                         12/03/96  2,000  Buy           $8.60

                                      Signature

           The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


February 5, 1997                           /s/ Arnold M. Amster

                                            Arnold M. Amster


                                            /s/ Peggy J. Amster*

                                            Peggy J. Amster


                                            /s/ Peggy J. Amster*

                                            Peggy J. Amster, as
                                              custodian for Wendy Amster


                                            /s/ Robert M. Boyar*

                                            Robert M. Boyar


                                            FLEX HOLDING CORP.


                                            By /s/ Arnold M. Amster

                                                 Arnold M. Amster,

                                                 Chairman of the Board


                                            * By Arnold M. Amster
                                                  Attorney-in-fact


                                            /s/ Arnold M. Amster

                                            Arnold M. Amster